UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

BLUE SQUARE – ISRAEL LTD. (translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Press Release

Contact:
Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

Blue Square Announces General Terms of planned Initial Public Offering of its new subsidiary, Blue Square Real Estate Ltd (“BSRE”) on the Tel Aviv Stock Exchange, the Results of the Related Institutional Investors Bid and Expected Capital Gains from the Offering.

ROSH HAAYIN, Israel, August 2nd , 2006 – Further to the announcement by Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) dated June 23rd 2006, Blue Square announced the general terms of the expected Initial public offering of BSRE securities on the Tel Aviv Stock Exchange and the results of the institutional investors bid with regard to the proposed offering.

BSRE ‘s Offering in Israel

BSRE, A wholly owned subsidiary of BSI, would offer in Israel 500,000 units, each unit consists of:

–	5 ordinary shares of 1 NIS par value each at a price of 84 NIS per share, for a total price of 420 NIS; and

–	200 NIS par value of unsecured 6.25% debentures (group A) with maturity dates of 7 to 10 years. The group A debentures will be convertible into ordinary shares of BSRE at a price per share of 100 NIS until august 2008 and after that date, at a price per share of 300 NIS. The group A debentures will be offered for the par value of 200 NIS ; and,

–	1,300 NIS par value of unsecured debentures (group B) with maturity dates of 7 to 10 years, with interest to be between 4.25% to 5% and to be declared according to the results of the public offering bid. The group B debentures will be offered for 92.5% of their par value (1,202.5 NIS).

The aggregate price for each such unit is expected to be 1,822.5 NIS, and should the offering succeed, BSRE would receive gross proceeds of approximately 911,250,000 NIS.

BSI holds 100% of BSRE prior to the offering. Should the offering be completed in full, BSI will hold 80% of BSRE. In case of full conversion of Group A debentures prior to August 2008, BSI holding in BSRE would drop to approximately 74.1%.

Results of Institutional Investors Bid

In the Institutional Investors Bid performed today, BSRE received requests for purchase of 1,183,417 units for the total sum of 2,156,777,482.50 NIS which is 293% of the quantity offered. The rate of interest for Group B debentures according to the above bid was 4.45%. The final rate of interest for Group B debentures will be declared upon the results of the public offering bid, which will occur following receipt by BSRE of a permit from the Israel Securities Authority to publicize the prospectus.

BSRE has not yet received all the necessary permits required in order to perform the IPO and There is no guarantee that BSRE will in fact complete the offering described above, including by reason of market conditions.

Should BSRE complete its offering as described above, BSI’s third quarter reports will include capital gains in the amount of approximately 40 to 70 million NIS ( approximately between 9 to 16 million $).

The securities that are to be offered in such transaction have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This press release shall not be deemed an offer of securities or a solicitation of an offer to buy securities.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.